Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-169398 on Form S-1 of our report dated March 9, 2010, relating to the consolidated financial statements and financial statement schedule of Verisk Analytics, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the Company’s completion of its corporate reorganization and initial public offering in October 2009, and the Company’s adoption of the new accounting standard for the Accounting for Uncertainty in Income Taxes, effective January 1, 2007) appearing in the Annual Report on Form 10-K of Verisk Analytics, Inc. for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/  Deloitte & Touche LLP

Parsippany, New Jersey
September 22, 2010